Snow Lake to Present at the 2024

ThinkEquity Conference

Winnipeg, Manitoba, October 29, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq:LITM) ("Snow Lake"), a Canadian clean energy exploration company, announces that Frank Wheatley, Chief Executive Officer, will be participating in The ThinkEquity Conference on October 30, 2024 at the Mandarin Oriental Hotel in New York.  The ThinkEquity Conference gathers institutional investors, corporate clients, and other industry professionals to highlight groundbreaking innovations and financial strategies.

Frank Wheatley, Chief Executive Officer, will be presenting at 2:30 PM ET on October 30th.  Mr. Wheatley will also be holding one-on-one investor meetings throughout the day.  Interested investors can register to attend and schedule on-on-one meetings by contacting their ThinkEquity Representative.

About ThinkEquity

ThinkEquity is a boutique investment bank founded by professionals who have collaborated for over a decade, collectively financing over $50 billion in public and private capital raises, restructurings, and mergers and acquisitions. Past ThinkEquity conferences have featured over 70 company presentations, 700+ attendees, and 500+ one-on-one meetings, providing a valuable platform for companies and investors to connect.  To register to attend The ThinkEquity Conference, please contact your ThinkEquity Representative.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on Nasdaq:LITM with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.

The current focus of Snow Lake is advancing the exploration of its two uranium projects to supply the minerals and resources needed for the clean energy transition, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO +1 (604) 562-1916	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy